FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number: 001-14278

QUILMES INDUSTRIAL (QUINSA),
SOCIÉTÉ ANONYME
(Translation of registrant’s name into English)

84, GRAND RUE L-1660 LUXEMBOURG,
GRAND-DUCHY OF LUXEMBOURG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

QUILMES INDUSTRIAL (QUINSA), S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “Quilmes Industrial (Quinsa) S.A. Announces 2003 Third Quarter Financial Results Conference Call” dated November 4, 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUILMES INDUSTRIAL (QUINSA), S.A.

Date:	November 4, 2003	By:	/s/ Carlos Olivieri

			Name:	Carlos Olivieri
			Title:	Chief Financial Officer

Quilmes Industrial S.A.

84 Grand-Rue • Luxembourg
Tel: +352.473.884 • Fax: +352.226.056

CONTACT:

Francis Cressall
Quilmes Industrial (Quinsa) S.A.
+5411-4321-2744

FOR IMMEDIATE RELEASE

QUILMES INDUSTRIAL (QUINSA) S.A. ANNOUNCES 2003 THIRD QUARTER FINANCIAL
RESULTS CONFERENCE CALL

LUXEMBOURG – November 4, 2003 – Quilmes Industrial (Quinsa) S.A. (NYSE:LQU) ("Quinsa" or the "Company") has scheduled a conference call, to discuss 2003 third quarter financial results, for Wednesday, November 12, 2003 at 9:00 a.m. Eastern Time.

The call will follow the release of the Company’s 2003 third quarter financial results after the close of the market on Monday, November 10, 2003. The call can be accessed by dialing (973) 582-2703 and asking for the Quilmes Industrial (Quinsa) S.A. conference call . The conference call will also be simultaneously webcast and be available for replay on the Company’s website at www.quinsa.com or www.quinsa.com.ar.

Audio replay of the call will be available until Monday, November 17 by dialing (973) 341-3080, PIN # 4291268.

ABOUT QUINSA

Quinsa is a Luxembourg-based holding company which controls 87.6 percent of Quilmes International (Bermuda) ("QIB").

The remaining 12.4 percent share had been owned, by Heineken International Beheer B.V. ("Heineken") until it sold its participation in QIB in January 2003. Their former stake is now held by Beverage Associates (BAC) Corp. ("BAC") and by Companhia de Bebidas das Americas - AmBev ("AmBev").

Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries. Its beer brands are strong market leaders in Argentina, Bolivia, Paraguay and Uruguay and have a presence in Chile. Further, pursuant to the Company's strategic alliance with AmBev, it has entered into license and distribution agreements to produce and sell in Argentina, Bolivia, Paraguay and Uruguay the AmBev brands. Similarly, under the agreements AmBev may produce and distribute Quinsa's brands in Brazil.

The Company also has bottling and franchise agreements with PepsiCo, and thus accounts for 100% of PepsiCo beverage sales in Uruguay and more than 80% of PepsiCo beverage sales in Argentina.

Quinsa’s Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU). Quinsa’s American Depository Shares, representing the Company’s Class B shares, are listed on the New York Stock Exchange (NYSE:LQU).

Quinsa’s web address: www.quinsa.com